

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Steve Rogai
Chief Executive Officer
H & H Imports, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

     Re: **H & H Imports, Inc.**
               Preliminary Information Statement on Schedule 14C
               Filed March 2, 2011
               File No. 000-53539

Dear Mr. Rogai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1. Please revise to state that in connection with any future issuance there will not be any additional shareholder approval required with respect to the additional shares.

2. We note your disclosure that you currently have no "formal agreement" to issue any additional shares in excess of the currently authorized common stock. Please revise to disclose whether you have any current plans, proposals or arrangements with respect to any future issuance. Refer to Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor